Exhibit 99.1

Anghami Reports 17% Subscriber Growth in Preliminary Unaudited 2023 Q3 Results, with Transformative Strategic Investments from OSN Group and SRMG Ventures

PRELIMINARY UNAUDITED RESULTS FOR THE THIRD QUARTER OF 2023

Today, Anghami announced preliminary results for its third quarter 2023 performance. The company delivered strong results in Q3 2023 compared to Q3 2022. Additionally, the company shared a host of major strategic and operational updates:

●	Subscribers grew 17% Y/Y reaching 1.73 million, as of September 30, 2023

●	Adjusted Revenue[1] grew 8% Y/Y to $30 million for the 9 months ending September 30, 2023

●	Gross Profit Margin for the 9 months ending September 30, 2023, increased to 22%, a significant improvement compared to 12% in the comparable period of 2022

●	Anghami secured a $5 million strategic investment from SRMG at a valuation of $2.5 per share, aimed at further accelerating growth and leveraging both parties’ resources and expertise in technology, innovation, and content.

●	Anghami signed a milestone transaction in which OSN Group will contribute its video streaming platform (OSN+) and will invest up to $50 million in cash in Anghami. The investment values Anghami at $3.65 per share and is set to reshape the landscape of music and video streaming in MENA.

●	Amr Diab’s highly anticipated “Makanak” album to debut exclusively on Anghami on December 28, 2023, accompanied by a Live Concert Tour.

December 26, 2023. Abu Dhabi, United Arab Emirates (UAE) - Anghami Inc. (NASDAQ: ANGH) the leading music and entertainment streaming platform in the Middle East and Africa region (MENA), reported today its preliminary results for the third quarter of 2023, the 9-month period ending September 30, 2023, highlighting significant growth, cost reductions and strategic developments.

For the 9 months ending September 30, 2023, the Company witnessed robust performance with a 17% growth in subscribers, a 8% increase in Adjusted Revenue and a major improvement in Gross Profit margin which reached 22%.

Enhanced performance within the high-margin segments of the core business

Revenue from direct subscriptions (i.e., app stores and web) grew by 17% Y/Y. While revenue from Telco channels decreased 21% Y/Y, this decline was anticipated as Anghami’s strategy is to focus on growth within direct channels that offer improved margins, better collection terms, and protection against currency fluctuations.

On August 7, 2023, Anghami introduced a new subscription plan, Anghami Gold, its highest subscription tier to date. This subscription offers a range of new features and enhanced music and podcast listening experiences powered by AI.

In October 2023, Anghami improved its largest Telco agreement with Vodafone Egypt increasing Anghami’s revenue potential by approximately 2x. This strategic move was undertaken to mitigate the impact of the EGP devaluation and optimize ARPU.

(1)	Adjusted Revenue is defined as revenues excluding barter advertising transactions which involve non-cash equal exchange of services between Anghami and a counterparty and / or partner.

Revenue from advertising (excluding barter transactions) witnessed significant growth of 28% Y/Y, driven by:

●	The ongoing expansion and significant successes of Anghami Studios, Anghami’s production unit that works closely with major brands to provide tailored advertising solutions.

●	Improved commercial terms and expanded scope with Anghami’s advertising partners, driving growth within the core in-app advertising business.

Efficiency and focus on profitability continue to drive Anghami’s success

Anghami consistently improved cost efficiencies in key areas, comprising significant decreases in:

●	Technology and infrastructure costs, attributed to sustained backend enhancements.

●	Selling and marketing expenses, resulting from optimized growth marketing spend.

●	Salaries and other related benefits, following an approximate 15% Y/Y reduction in workforce size.

Simultaneously, Anghami maintained subscriber growth through improved platform scalability, even while reducing overall platform costs.

Anghami’s unique collaboration with megastar Amr Diab sets it apart from competitors, providing regional audiences with exclusive premium content and live concerts

On May 18, 2023, Anghami expanded its flagship exclusive agreement with superstar Amr Diab by adding 4 live concerts covering several key cities across the MENA region. These live concerts will be managed exclusively by Anghami’s live events and concerts arm.

The concert tour is set to take place following the release of Amr Diab’s highly anticipated new album “Makanak” which is set to be released exclusively on Anghami on December 28, 2023.

Major and transformative strategic milestones set to position Anghami as digital media streaming powerhouse

●	On August 21, 2023, Anghami secured a $5 million strategic investment from SRMG, one of MENA’s most prominent media groups based in Saudi Arabia. This milestone is set to impact the region’s music industry and advance the broader media and entertainment ecosystem. The investment values Anghami at $2.5 per share.

●	On November 21, 2023, Anghami and OSN Group signed a landmark transaction that is set to combine Anghami with OSN+ (OSN Group’s video streaming business) to create the MENA region’s first integrated music and video streaming platform. With a significant $50 million cash investment in Anghami from OSN Group, this strategic transaction brings together over 120 million registered users, 2.5+ million subscribers, and combined revenue exceeding $100 million. Leveraging Anghami’s music catalog and OSN+’s video content (including HBO on an exclusive basis), the platform will offer an exceptional digital streaming experience with AI-driven personalization, focusing on user preferences. The investment values Anghami at $3.65 per share, a significant premium to Anghami’s current trading price. The transaction is expected to close in the first quarter of 2024, subject to customary closing conditions and regulatory approvals.

Eddy Maroun, Co-founder, and Chief Executive Officer at Anghami, said, “This quarter has been transformative for Anghami, both strategically and financially. With the securing of key strategic anchor investors such as OSN Group and SRMG, we have achieved a significant milestone in our growth journey. Our growth has been concentrated in high-margin segments, aligning perfectly with our strategic focus. Moving forward, integrating video streaming capabilities is a strategic move, promising significant enhancements to our platform and broadening our service offerings.”

Anghami’s consistent growth in its core direct business, coupled with the enhancement of key commercial contracts, underscores its ongoing commitment to driving growth while improving margins. The strategic investments from OSN Group and SRMG are poised to significantly accelerate Anghami’s expansion in high ARPU markets within the GCC, where OSN Group and SRMG have a strong foothold.

About Anghami Inc.

As the first, and leading music streaming technology platform in the Middle East and North Africa region (“MENA”), Anghami is the go-to destination for Arabic and international music, podcasts, and entertainment. With an extensive ecosystem of music, podcasts, events and more, Anghami provides the tools for anyone to create, curate and share their voice with the world.

Launched in 2012, Anghami was the first music streaming platform to digitize MENA’s music catalog. Today, Anghami has one of the largest music catalogs in MENA comprising 100 million songs and licensed content from leading Arabic labels, international labels, distributors, and independent artists, made available to over 120 million registered users.

Anghami has established 47 telco partnerships in MENA to facilitate customer acquisition and subscription payment, in parallel to building long-term relationships with, and featuring music from, major Arabic and international music labels including Rotana Music, Universal Music Group, Sony Music Entertainment, Warner Music Group and the Merlin Network. Anghami is constantly increasing its content library by licensing and producing new and original content.

Headquartered in Abu Dhabi in the UAE, Anghami has offices in Beirut, Dubai, Cairo, and Riyadh and operates in 16 countries across MENA. Anghami recently expanded its service into the US, Canada and Europe.

To learn more about Anghami, please visit: https://anghami.com

Cautionary Statement Regarding Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Anghami’s actual results may differ from its expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “start,” “project,” “budget,” “forecast,” “preliminary,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “continue,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from those discussed in the forward-looking statements. Most of these factors are outside Anghami’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: the impact of COVID-19 on Anghami’s business; the outcome of any legal proceedings that may be instituted against Anghami; changes in applicable laws or regulations; and the possibility that Anghami may be adversely affected by other economic, business, and/or competitive factors; and other risks and uncertainties identified in Anghami’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 13, 2022, including those under “Risk Factors” therein, and in other documents filed or to be filed with the SEC by Anghami and available at the SEC’s website at www.sec.gov. Anghami cautions that the foregoing list of factors is not exclusive. Anghami cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Except as required by law, Anghami does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.

Preliminary Unaudited Results for the Third Quarter of 2023

The selected preliminary unaudited results and key performance indicators included herein are based on the Company’s preliminary estimated results for the third quarter of 2023 ended September 30, 2023, and are subject to revision based upon the completion of the Company’s third quarter 2023 financial closing processes and other developments that may arise prior to the time its financial results are finalized. The information is derived from preliminary reports which are subject to change in connection with the completion of the Company’s normal closing procedures and such changes could be material. However, management believes these preliminary unaudited results and key performance indicators are reasonable. The Company’s preliminary unaudited results and key performance indicators are forward-looking statements based solely on information available to the Company as of the date of this presentation and the Company’s actual results may differ materially from these estimates. You should not place undue reliance on these estimates.

CONTACTS:

Investor Contact:

Questions addressed to Anghami Investor Relations can be sent to ir@anghami.com

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